

DIVISION OF
CORPORATION FINANCE

June 23, 2008

<u>Via Facsimile</u>

Christopher W. Shean
Senior Vice President and Controller
Discovery Holding Company
12300 Liberty Boulevard
Englewood, Colorado 80112

      RE: Discovery Holding Company
                  Form 10-K for the Year Ended December 31, 2007
                  File Number: 000-51205

Dear Mr. Shean:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                  Sincerely,

                  Joseph Foti
                  Senior Assistant Chief Accountant